SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                              SNELLING TRAVEL, INC.
                    -----------------------------------------
                            (Name of Subject Company)


                    Common Stock, $.001, par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   83306R 20 6
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)


                            Rollins C. Snelling, Jr.
                                    President
                               4636 Village Drive
                               Fernandina, Florida
                                 (904) 261-7711
     -----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 ---------------

                                 With a copy to:

                              L. Van Stillman, Esq.
                        Law Office of L. Van Stillman, PA
                        1177 George Bush Blvd., Suite 308
                           Delray Beach, Florida 33483
                                 (561) 330-9903

     This Information Statement is being furnished to holders of record of shares of common stock, par value $.01 per share (the "Common Stock"), of
Snelling Travel, Inc., a Colorado corporation(1) (the "Company") on July 31, 2002, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Company has recently entered into an agreement relating to a transaction which will ultimately result in the replacement of the majority of the Board of Directors of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

     On August 1, 2002 the Company entered into an Agreement and Plan of Share Exchange (the "Share Exchange Agreement"), which sets forth the terms and conditions of a proposed business combination of the Company and Global Vision, Inc.("Global") a California corporation. Pursuant to the Share Exchange Agreement, GLOBAL will exchange one hundred (100%) percent of its issued and outstanding shares for twenty six million (26,000,000) shares of the Company, with the Company as the surviving corporation. GLOBAL will as a result become a wholly-owned subsidiary of the Company. It is currently anticipated that the consummation of the Share Exchange will occur within twenty (20) days after the date this Information Statement is first mailed to the Company's stockholders.

     Global was formed in January 1999 as a California corporation. Global-Vision is a "3rd generation" Internet technology company with two software systems that can help companies doing businesses over the Internet with its two software products:

          o Silverado Intelligent Web Site Development System
          o EBPP (Electronic Bill Presentment and Payment) system.

     The 3rd generation features integrated Internet systems that enable more effective line-of-business applications. Building 3rd-generation Internet systems will demand integration with existing operations and processes of business units. In the coming years, most companies will integrate their
Internet presence with their mission-critical line-of-business processes. Creating these applications will be the most difficult challenge Internet developers have yet to face.

     It is presently anticipated that upon consummation of the Share Exchange, Rollins C. Snelling, Jr. currently the Chairman of the Board of Directors of the Company, will resign and that Jack Chang will be appointed as Chairman of the Board of Directors of the Company. Therefore, it is presently anticipated that within twenty (20) days after the date this Information Statement is first mailed to the Company's stockholders, the Board of Directors of the Company will consist of Jack Chang and Gregory Simonds, a current director.

--------------------
(1) On July 25, 2002, the shareholders of the registrant voted to change the domicile of the company from Colorado to Nevada. While the company is presently incorporated in Colorado, documents are being filed in Colorado and Nevada which will provide for the change of domicile to Nevada.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     On July 31, 2002, there were 442,250 shares of Common Stock issued and outstanding. As of such date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

     The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the Common Stock of the Company as of July 31, 2002:

                                               Amount
                          Name of            and Nature
Title of Class           Beneficial         of Beneficial
                           Owner              Ownership         Percent of Class
---------------     -------------------     -------------       ----------------
Common Stock        Brian Mallon            145,000                 32.7%
---------------     -------------------     -------------       ----------------
Common Stock        Rollins Snelling(1)     145,000                 32.7%

                                CHANGE IN CONTROL

     Pursuant to the Share Exchange Agreement, the Company will cause to be consummated a business combination between the Company and GLOBAL, upon the terms and conditions set forth in the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, GLOBAL will be a wholly owned subsidiary of the Company. The terms of the Share Exchange Agreement provide for the Company to issue 26,000,000 shares of its common stock, $.001 par value per share (the "Snelling" Common Stock"), to the stockholders of GLOBAL, which will represent 98% of the fully-diluted equity capitalization of the Company.1 It is currently anticipated that the consummation of the Share Exchange will occur within twenty
(20) days after the date this Information Statement is first mailed to the Company's stockholders.

     The Company agreed that simultaneously with the consummation of the Share Exchange, the existing directors of the Company would appoint Jack Chang as Chairman, having been designated by GLOBAL, to the Board of Directors of the Company. Upon the effectiveness of such appointments, the Existing Director and the officers of the Company will resign from their respective positions.

-------------------
(1)  Mr. Snelling is the President and a Director of the registrant.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

     The following table sets forth as of August 1, 2002 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Share Exchange Agreement (the "Director Nominees").

   NAME OF BENEFICIAL OWNER        AMOUNT AND      PERCENT OF       PERCENT OF
                                   NATURE OF         CLASS            CLASS
                                   BENEFICIAL        BEFORE           AFTER
                                   OWNERSHIP(1)     EXCHANGE        EXCHANGE
--------------------------------------------------------------------------------

Jack Chang - Chairman and          26,000,000(2)     0%               98%
President


Gregory Simonds, Director               -0-          0%                0%

--------------------------------------------------------------------------------


All executive officers and          26,000,000       0%               98%
directors of the Company as a
group (two persons)

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      (1)   Represents  shares of the Company  anticipated to be received by the
            Director Nominees upon consummation of the Share Exchange.


               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS


Jack Chang - Chairman

Mr. Chang is an innovative entrepreneur with over 25 years of business and technology experience across multiple industries. His expertise is to conceptualize how technologies can benefit the well being of consumers and businesses and then actually transform the visions into realities.

Many of his past endeavors, such as the ATM (Automated Teller Machine; Mr. Chang is the patent holder of the ATM), still have profound impacts on business and society. His typical strategy is to develop high-level perspectives and designs, tenaciously sell them to early-user customers, put together an implementation team with himself as the architect and make the product happen.

Being a multi-disciplined individual, he has held CEO positions and high-level positions in marketing, sales, banking, corporate development, and technology in large and small corporations. He has also provided high level strategic planning and business advisory support to some of the largest of the Global 500 companies, including Citibank, Coca-Cola Enterprises, American Express, Sears, Visa, EDS and NationsBank/Bank of America etc.


COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

During the last full fiscal year ending December 31, 2001, the Company's Board of Directors met as required by the By-Laws. No incumbent director attended fewer than 75% of the aggregate number of meetings of the Board and committees of which he was a member.

Committees of the Board of Directors

The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.

Director Compensation

The Company does not pay directors any compensation as a director.

Executive Compensation

The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceeded $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others. The nominees for director have a material interest in the transactions contemplated by the Share Exchange Agreement, as described above under the caption "Change in Control." A nominee for director, Jack Chang will receive 26,000,000 shares of the Company in the Share Exchange. Additionally, as described above under the caption "Change in Control," Mr. Chang will become a director of the Company upon consummation of the transactions contemplated by the Share Exchange Agreement. Except as described above, there are no other transactions between the Company and any directors, nominees for director, executive officers of the Company, any security holder who is known to own of record or beneficially more than five percent of the Company's voting securities, or any member of the immediate family of the foregoing persons, in which the amount of the transaction exceeds $60,000.

Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

Indebtedness of Management. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.


COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Section 16 of the Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is not aware of any failures to file reports or report transactions in a timely manner during the Company's fiscal year ended December 31, 2001.